

Mail Stop 4631

March 7, 2018

Reed Petersen
President
Kreido Biofuels, Inc.
3625 Cove Point Drive
Salt Lake City, Utah 84109

> **Re: Kreido Biofuels, Inc.**
> **Registration Statement on Form 10**
> **Filed March 2, 2018**
> **File No. 000-55909**

Dear Mr. Petersen:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, we note you're your auditor, Pinnacle Accountancy Group of Utah, does not appear to be registered with the PCAOB. We will not perform a detailed examination of the registration statement and we will not issue comments at this time.

This registration statement will become effective on May 1, 2018. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment to correct the deficiencies and file financial statements re-audited by a firm registered with the PCAOB before this registration statement becomes effective.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction